

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Shalom Arik Maimon
Interim Chief Executive Officer
Cuentas Inc.
235 Lincoln Rd., Suite 210
Miami Beach, Florida 33139

  **Re: Cuentas Inc.**
    **Registration Statement on Form S-1**
    **Filed August 1, 2023**
    **File No. 333-273552**

Dear Shalom Arik Maimon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Taylor Beech at 202-551-4515 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services